December 10, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Scott Anderegg

Re:	HWH International Inc.
Registration Statement on Form S-1, as amended
File Number 333-282567

Dear Mr. Anderegg:

Pursuant to Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, the undersigned, as representative of the placement agents for the above-captioned proposed offering, joins the acceleration request of HWH International and hereby requests acceleration of the effective date of the above-captioned Registration Statement to 4:30 p.m., Eastern Daylight Time, on December 11, 2024 or as soon thereafter as practicable.

In connection with this request, the undersigned acknowledges as follows:

●	should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities referred to in the captioned registration statement.

A copy of a letter from the Financial Industry Regulatory Authority (“FINRA”) dated October 25, 2024, to the effect that FINRA has no objection to the underwriting compensation arrangements, is attached.

Copies of the Preliminary Prospectus dated December 10, 2024 have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected confirmations will be mailed. The undersigned will comply with Rule 15c2-8 under the 1934 Act.

SINCERELY,
D. BORAL CAPITAL LLC

By:	/s/ Philip Weiderlight
Name:	Philip Weiderlight
Title:	Chief Operating Officer